Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (312) 228-5404

Larry L. Weyers
President and Chief Executive Officer
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601

> **Re: Integrys Energy Group, Inc.**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 1-11337**

Dear Mr. Weyers:

We have reviewed your response letter dated October 15, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Key Components of the Executive Compensation Program, page 40

1. We note your response to comment 8 in our letter dated August 21, 2007 and we reissue that comment.

2. We note your response to comment 9 in our letter dated August 21, 2007 and we reissue that comment with respect to the operational and financial performance goals for the executive incentive plan for 2006. Please provide an analysis that provides specific examples of how disclosure of each item of information would cause you competitive harm.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Russell E. Ryba (via facsimile to (414) 297-4900)
        Foley & Lardner